                                                                   Exhibit 13
[HECLA LOGO]

          HECLA WRITE-DOWNS AND ACCRUALS AFFECT THIRD QUARTER RESULTS
                    For the Period Ended September 30, 1996
                         For release: November 11, 1996


         Hecla Mining Company (HL & HL-PrB:NYSE) today reported a net loss for the third quarter of 1996 of $38.8 million, or 76 cents per share, after the payment of a quarterly dividend of $2 million to shareholders of preferred stock. The third quarter loss includes nonrecurring adjustments totaling $38.1 million. The largest portion of the nonrecurring adjustments relates to the decision by Hecla's board of directors to suspend operations at the Grouse Creek gold mine in central Idaho next year. The mine will be placed on a care and maintenance status. Some reclamation on the property is anticipated next summer, after the Sunbeam pit is mined out during the second quarter of 1997. Although major reclamation and dismantling of the plant have not been scheduled, the company decided to accrue $22.5 million for holding costs, reclamation and final closure expenses. The company also took a reduction in the carrying value of the Grouse Creek mine in the amount of $5.3 million relating to the write-down of tailings impoundment construction costs and other assets. Year to date, Grouse Creek has produced 40,000 ounces of gold, at a cash cost of $315 per ounce.
         Hecla earlier announced an asset write-down of $7.6 million with an additional closure cost accrual of $336,000 during the third quarter for the American Girl gold mine in southern California. In addition, an accrual of $2.3 million was recorded for future costs relating to Coeur d'Alene River Basin environmental issues. Before these write-downs and accruals, Hecla had a net loss of $649,000, or 1 cent per share, on revenue of $41 million after a $2 million quarterly dividend payment to shareholders of preferred stock.
         The third quarter loss was partially offset by miscellaneous income of about $3 million, which is primarily a result of a gain of $1 million on the sale of the Apex mine in southern Utah, a favorable settlement in the amount of approximately $680,000, and a $625,000 gain on the sale of an immediate 75% interest in the Golden Eagle gold exploration project to Santa Fe Pacific Gold Corporation.
         For the first nine months of 1996, the company incurred a net loss of $38.5 million, or 75 cents per share, on revenue of $125.9 million, compared to a net loss in the same period last year of $109 million, or $2.26 per share, on revenue of 121.9 million.

PRODUCTION AND PRICES
         Hecla produced nearly 1.8 million ounces of silver and 122,000 ounces of gold during the first nine months of 1996, at a total cash cost of $4.07 per ounce of silver and $277 per ounce of gold. The average price of silver for the first nine months of 1996 was $5.29 per ounce, and the average price of gold was $397 per ounce.

OPERATIONS
ROSEBUD
         The  50/50  joint  venture  agreement   with  Santa  Fe  Pacific   Gold
Corporation on the Rosebud gold project was finalized in September. The project is located in northern Nevada. The mine will be operated by Hecla, and the ore will be trucked to Santa Fe's Twin Creeks mine for processing. Development is on schedule, and the underground mine is expected to begin production in the second quarter of 1997. After reaching full production, Rosebud is expected to yield about 50,000 ounces of gold annually for Hecla's account. Current reserve estimates give the operation a five year life. Exploration plans through the end of 1997 include approximately $2 million for a surface drilling program. In addition, an underground drilling program is planned to further delineate the deposit to the north and east of current development. Rosebud lies on trend with several other operating gold properties, and Arthur Brown, Hecla's chairman and chief executive officer, said, "We are very optimistic about the potential here to expand the mine life at Rosebud through further exploration."

        2                                                                 Page 2
LA CHOYA
         The La Choya gold mine in Sonora, Mexico, is on its way to producing well over 70,000 ounces of gold in 1996. During the first nine months, the mine has produced nearly 60,000 ounces of gold at a total cash cost of $181 per ounce.
LUCKY FRIDAY
         At the Lucky Friday mine, increased production, better lead prices and development ore from the higher-grade expansion area contributed significantly to the reduction in total cash costs to $3.37 per ounce during the third quarter of 1996. The full cost of production, including depreciation, was $4.55 per ounce. For the first nine months, the total cash cost per ounce of silver at Lucky Friday was $4.07, and the full cost of production was $5.30 per ounce.
         Thirty-six drill holes into the expansion area adjacent to the underground Lucky Friday workings have all encountered ore-grade material. The identified extent of the deposit now has about a 1,400-foot strike length and is still open above, below, and to the east and west. The drill indicated
resource in the main vein of the expansion area has an average grade of 21 ounces of silver per ton, which is twice the grade currently being mined at Lucky Friday. Brown said, "We continue to see excellent drilling results from this new area. I'm enthused about the potential for this deposit to bring the Lucky Friday mine back to historic levels of production of 4 to 5 million ounces annually, and with that, a return to profitability." Engineering and final feasibility studies for the Lucky Friday expansion project are expected to be completed in the first quarter of 1997.
GREENS CREEK
         The Greens Creek mine in Alaska went back into operation ahead of schedule at the end of July. Start-up is going smoothly, and the mine produced about 145,000 ounces of silver for Hecla's account during the first two months of operation. Full production rates are expected by the end of the year. Hecla's share of 1997 production is expected to exceed 3 million ounces of silver at a cash cost ranging from $2.50-$3.00 per ounce. Hecla owns a 29.7% interest in the mine, which is operated by Kennecott Greens Creek Mining Company.
INDUSTRIAL MINERALS
         Hecla's industrial minerals segment continued its record performance in the third quarter. Gross profit from industrial minerals increased 30% to $2.6 million, compared to $2 million in the same period of 1995. In the first nine months of 1996, the industrial minerals segment contributed $8.9 million in gross profit, compared to $6.5 million in the first nine months of last year.
         The improvement is associated with increased shipments from all four of Hecla's industrial minerals subsidiaries: Mountain West Products, Kentucky-Tennessee Clay Company, K-T Feldspar Corporation and Colorado Aggregate Company.

EXPLORATION
GOLDEN EAGLE
         Hecla owns a 25% interest in this gold exploration property in northeast Washington State. The remaining interest is held by Santa Fe Pacific Gold Corporation, which has the exploration rights at the site. Santa Fe has reported that it has confirmed and expanded the volume of gold mineralization present at the site. However, economic and technical analyses indicate that either an improvement in the gold price or a reduction in operating or capital costs is required to warrant a positive development decision.

PREFERRED DIVIDEND APPROVED
         Hecla's directors approved a $2 million dividend payment to preferred stock shareholders of record as of December 11, 1996, payable January 1, 1997.

CONCLUSION
         The decisions affecting the Grouse Creek and American Girl mines negatively affected third quarter earnings, but Brown said having those issues settled is a positive development. "Although earnings are temporarily affected, suspending operations at these high-cost mines lets us look forward to lower operating costs for both our silver and gold segments in the future. We feel confident that this is the best decision we could make, considering the circumstances. It's time now to concentrate on increasing our silver production over the next two years and putting Rosebud into operation. We see a

        3                                                                 Page 3

strong upturn in our future, and I'm optimistic about where we're headed, especially on the silver side of our business."

FORWARD-LOOKING INFORMATION
         Statements made which are not historical facts are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production and project development risks. See the company's Form 10-Q and 10-K reports for a more detailed discussion of factors that may impact expected future results.
         Hecla Mining Company, headquartered in Coeur d'Alene, Idaho, is one of the United States' best-known silver producers. The company also produces gold and is a major supplier of ball clay, kaolin and other industrial minerals. Hecla's operations are principally in the U.S. and Mexico.

                                      -HL-

     Hecla Mining Company news releases can be accessed on the Internet at:
                          http://www.hecla-mining.com
          You can also request a free fax of this entire news release from BusinessWire NewsOnDemand at 800-344-7826

                              HECLA MINING COMPANY
    (dollars in thousands, except per-share amounts and per-ounce amounts - unaudited)

                                                Third Quarter Ended                  Nine Months Ended
                                           --------------------------------     -------------------------------
HIGHLIGHTS                                 Sept. 30, 1996    Sept. 30, 1995     Sept. 30, 1996   Sept. 30, 1995
---------------------------------------------------------------------------------------------------------------
FINANCIAL DATA
---------------------------------------------------------------------------------------------------------------
Total revenue                                $    41,008       $    44,273        $   125,886      $  121,888
Gross profit                                       2,360             1,775              9,323           2,621
Net loss                                         (36,765)         (102,723)           (32,489)       (102,945)
Loss applicable to common shareholders           (38,778)         (104,736)           (38,527)       (108,983)
Loss per common share                              (0.76)            (2.17)             (0.75)          (2.26)
Cash flow provided by operating activities        11,358             4,553             17,780           4,222
--------------------------------------------------------------------------------------------------------------
SALES OF PRODUCTS BY SEGMENT
--------------------------------------------------------------------------------------------------------------
Gold operations                              $    16,342       $    17,795        $    47,809      $   47,902
Silver operations                                  3,361             3,170             11,290           8,902
Industrial minerals                               17,959            17,176             62,033          54,194
Specialty metals                                     - -             1,947                - -           4,414
                                             -----------       -----------        -----------      ----------
  Total sales                                $    37,662       $    40,088        $   121,132      $  115,412
-------------------------------------------------------------------------------------------------------------
GROSS PROFIT (LOSS) BY SEGMENT
-------------------------------------------------------------------------------------------------------------
Gold operations                              $      (152)      $      (282)       $       731      $   (4,652)
Silver operations                                    (93)             (204)              (289)            487
Industrial minerals                                2,605             1,995              8,881           6,492
Specialty metals                                     - -               266                - -             294
                                             -----------       -----------        -----------      ----------
  Total gross profit                         $     2,360       $     1,775        $     9,323      $    2,621
-------------------------------------------------------------------------------------------------------------
PRODUCTION SUMMARY - TOTALS
-------------------------------------------------------------------------------------------------------------
Gold - Ounces                                     43,558            44,209            121,739         119,839
Silver - Ounces                                  811,299           604,988          1,763,120       1,623,661
Lead  - Tons                                       6,066             4,241             16,064          12,492
Zinc  - Tons                                       1,598               722              3,374           2,118
Industrial minerals - Tons shipped               276,574           265,524            824,498         767,713
Average cost per ounce of gold produced:
  Cash operating costs ($/oz.)                       284               261                273             300
  Total cash cost ($/oz.)                            288               264                277             303
  Total production costs ($/oz.)                     389               393                375             424
Average cost per ounce of silver produced:
  Cash operating costs ($/oz.)                      3.37              4.57               4.07            4.73
  Total cash costs ($/oz.)                          3.37              4.57               4.07            4.73
  Total production costs ($/oz.)                    4.55              5.71               5.30            5.95
-------------------------------------------------------------------------------------------------------------
AVERAGE METAL PRICES
-------------------------------------------------------------------------------------------------------------
Gold - Realized ($/oz.)                              391               388                397             388
Gold - London Final ($/oz.)                          385               384                392             384
Silver - Handy & Harman ($/oz.)                     5.05              5.33               5.29            5.17
Lead - LME Cash ( cents/pound)                      36.2              27.8               36.0            27.6
Zinc - LME Cash ( cents/pound)                      45.5              45.8               46.4            47.1

                                  HECLA MINING COMPANY
                               Consolidated Balance Sheets
                           (dollars in thousands - unaudited)

                                                                       Sept. 30, 1996           Dec. 31, 1995
-------------------------------------------------------------------------------------------------------------
ASSETS
-------------------------------------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                                            $       11,139           $      4,024
  Accounts and notes receivable                                                27,055                 25,571
  Income tax refund receivable                                                    765                    737
  Inventories                                                                  19,339                 20,915
  Other current assets                                                          1,473                  2,038
                                                                       --------------           ------------
    Total current assets                                                       59,771                 53,285
Investments                                                                     1,950                  2,200
Restricted investments                                                         16,468                 16,254
Properties, plants and equipment, net                                         175,437                177,374
Other noncurrent assets                                                        10,674                  9,077
                                                                       --------------           ------------
Total assets                                                           $      264,300           $    258,190
                                                                       ==============           ============
-------------------------------------------------------------------------------------------------------------
LIABILITIES
-------------------------------------------------------------------------------------------------------------
Current liabilities:
  Accounts payable and accrued expenses                                $       14,872           $     14,145
  Accrued payroll and related benefits                                          2,986                  3,217
  Preferred stock dividends payable                                             2,012                  2,012
  Accrued taxes                                                                 1,323                  1,042
  Accrued reclamation costs                                                     7,392                  5,549
                                                                       --------------           ------------
    Total current liabilities                                                  28,585                 25,965
Deferred income taxes                                                             359                    359
Long-term debt                                                                 33,082                 36,104
Accrued reclamation costs                                                      48,160                 26,782
Other noncurrent liabilities                                                    6,585                  4,864
                                                                       --------------           ------------
Total liabilities                                                             116,771                 94,074
                                                                       --------------           ------------
-------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------------------------------------
Preferred stock                                                                   575                    575
Common stock                                                                   12,800                 12,079
Capital surplus                                                               351,659                330,352
Accumulated deficit                                                          (211,733)              (173,206)
Net unrealized gain on investments                                                 12                    100
Foreign currency translation adjustment                                        (4,898)                (4,898)
Treasury stock                                                                   (886)                  (886)
                                                                       --------------           ------------
Total shareholders' equity                                                    147,529                164,116
                                                                       --------------           ------------
Total liabilities and shareholders' equity                             $      264,300           $    258,190
                                                                       ==============           ============
Common shares outstanding at end of period                                     51,137                 48,255
                                                                       ==============           ============

                                 HECLA MINING COMPANY
                         Consolidated Statements of Operations
        (dollars and shares in thousands, except per-share amounts - unaudited)

                                                Third Quarter Ended                   Nine Months Ended
                                          -------------------------------      -------------------------------
                                          Sept. 30, 1996   Sept. 30, 1995      Sept. 30, 1996   Sept. 30, 1995
                                          --------------   --------------      --------------   --------------
Sales of products                           $   37,662       $   40,088          $  121,132       $  115,412
                                            ----------       ----------          ----------       ----------
Cost of sales and other direct
  production costs                              29,998           31,298              96,623           94,211
Depreciation, depletion and
  amortization                                   5,304            7,015              15,186           18,580
                                            ----------       ----------          ----------       ----------
                                                35,302           38,313             111,809          112,791
                                            ----------       ----------          ----------       ----------
Gross profit                                     2,360            1,775               9,323            2,621
                                            ----------       ----------          ----------       ----------
Other operating expenses:
  General and administrative                     2,331            3,106               6,836            7,570
  Exploration                                    1,410            2,671               3,400            4,879
  Depreciation and amortization                     82               97                 256              265
  Provision for closed operations
    and environmental matters                   25,492            4,069              22,691            4,296
  Reduction in carrying value of
    mining properties                           12,902           97,387              12,902           97,387
                                            ----------       ----------          ----------       ----------
                                                42,217          107,330              46,085          114,397
                                            ----------       ----------          ----------       ----------
Loss from operations                           (39,857)        (105,555)            (36,762)        (111,776)
                                            ----------       ----------          ----------       ----------
Other income (expense):
  Interest and other income                      3,346            4,185               4,754            6,476
  Foreign exchange gain (loss)                       9              (12)                (19)             150
  Gain (loss) on investments                      (158)          (1,051)                (28)           2,842
  Interest expense:
    Total interest cost                           (875)            (650)             (2,224)          (1,236)
    Less amount capitalized                        671              474               1,714              850
                                            ----------       ----------          ----------       ----------
                                                 2,993            2,946               4,197            9,082
                                            ----------       ----------          ----------       ----------
Loss before income taxes                       (36,864)        (102,609)            (32,565)        (102,694)
Income tax (provision) benefit                      99             (114)                 76             (251)
                                            ----------       ----------          ----------       ----------
Net loss                                       (36,765)        (102,723)            (32,489)        (102,945)
Preferred stock dividends                       (2,013)          (2,013)             (6,038)          (6,038)
                                            ----------       ----------          ----------       ----------
Loss applicable to common
  shareholders                              $  (38,778)      $ (104,736)         $  (38,527)      $ (108,983)
                                            ==========       ==========          ==========       ==========
Loss per common share                       $    (0.76)      $    (2.17)         $    (0.75)      $    (2.26)
                                            ==========       ==========          ==========       ==========
Weighted average number of
  common shares outstanding                     51,137           48,237              51,133           48,178
                                            ==========       ==========          ==========       ==========

                                   HECLA MINING COMPANY
                           Consolidated Statements of Cash Flows
                                (in thousands - unaudited)

                                                                                    Nine Months Ended
                                                                       ----------------------------------------
                                                                       Sept. 30, 1996           Sept. 30, 1995
---------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
---------------------------------------------------------------------------------------------------------------
Net loss                                                               $      (32,489)          $     (102,945)
Noncash elements included in net loss:
Depreciation, depletion and amortization                                       15,442                   18,845
Gain on disposition of properties, plants and equipment                          (731)                  (3,484)
Loss (gain) on investments                                                         28                   (2,842)
Reduction in carrying value of mining properties                               12,902                   97,387
Provision for reclamation and closure costs                                    27,429                    4,651
Change in:
Accounts and notes receivable                                                  (2,695)                  (7,224)
Income tax refund receivable                                                      (28)                      (3)
Inventories                                                                      (699)                     571
Other current assets                                                              332                     (732)
Accounts payable and accrued expenses                                             727                      388
Accrued payroll and related benefits                                             (231)                    (163)
Accrued taxes                                                                     281                      661
Accrued reclamation and other noncurrent liabilities                           (2,488)                    (888)
                                                                       --------------           --------------
Net cash provided by operating activities                                      17,780                    4,222
                                                                       --------------           --------------
---------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
---------------------------------------------------------------------------------------------------------------
Additions to properties, plants and equipment                                 (25,596)                 (33,083)
Proceeds from disposition of properties, plants and equipment                   3,158                    3,069
Proceeds from the sales of investments                                            130                    4,685
Increase in restricted investments                                               (214)                  (1,439)
Purchase of investments and increase in cash surrender
  value of life insurance                                                        (607)                    (822)
Other, net                                                                     (1,715)                  (1,249)
                                                                       --------------           --------------
Net cash used by investing activities                                         (24,844)                 (28,839)
                                                                       --------------           --------------
---------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
---------------------------------------------------------------------------------------------------------------
Proceeds from exercise of stock warrants                                          - -                    1,239
Common stock issued under stock option plans                                      - -                       91
Issuance of common stock, net of offering costs                                22,028                      - -
Dividends on preferred stock                                                   (6,038)                  (6,038)
Borrowings against cash surrender value of life insurance                         602                      - -
Borrowing on long-term debt                                                    40,500                   41,000
Repayment on long-term debt                                                   (42,913)                 (11,796)
                                                                       --------------           --------------
Net cash provided by financing activities                                      14,179                   24,496
                                                                       --------------           --------------
Net increase (decrease) in cash and cash equivalents                            7,115                     (121)
Cash and cash equivalents at beginning of period                                4,024                    7,278
                                                                       --------------           --------------
Cash and cash equivalents at end of period                             $       11,139           $        7,157
                                                                       ==============           ==============

                                   HECLA MINING COMPANY
                                      Production Data

                                                Third Quarter Ended                      Nine Months Ended
                                             -----------------------------       -------------------------------
                                             Sept. 30, 1996 Sept. 30, 1995       Sept. 30, 1996   Sept. 30, 1995
                                             -------------- --------------       --------------   --------------
LA CHOYA UNIT
Tons of ore processed                             793,271        1,310,417          2,771,076        2,781,845
Ore grade processed - Gold (oz./ton)                0.029            0.029              0.025            0.028
Gold produced (oz.)                                20,007           21,799             59,722           45,480
Silver produced (oz.)                               1,866            2,273              5,912            4,699
Average cost per ounce of gold produced:
  Cash operating costs                               $193             $180               $181             $214
  Total cash costs                                   $194             $180               $181             $214
  Total production costs                             $309             $287               $296             $313

AMERICAN GIRL UNIT (1) (Reflects Hecla's 47% share)
Tons of ore milled                                 28,931           17,709             94,147           40,943
Tons of ore to heap                                88,375          115,684            304,262          615,296
Ore grade milled - Gold (oz./ton)                   0.125            0.191              0.126            0.191
Ore grade to heap - Gold (oz./ton)                  0.037            0.029              0.041            0.029
Gold produced (oz.)                                 5,708            5,436             18,466           15,985
Silver produced (oz.)                               1,465            3,063              4,781           10,331
Average cost per ounce of gold produced:
  Cash operating costs                               $424             $437               $463             $407
  Total cash costs                                   $447             $461               $486             $428
  Total production costs                             $509             $523               $559             $468

GROUSE CREEK (2) (Reflects Hecla's share)
Tons of ore milled                                398,062          476,992            943,331        1,120,461
Ore grade milled - Gold (oz./ton)                   0.048            0.036              0.046            0.046
Ore grade milled - Silver (oz./ton)                  0.37             0.61               0.39             0.64
Gold produced (oz.)                                16,529           15,336             40,063           50,534
Silver produced (oz.)                              71,010          149,314            195,554          390,273
Average cost per ounce of gold produced:
  Cash operating costs                               $337             $308               $315             $352
  Total cash costs                                   $337             $308               $315             $352
  Total production costs                             $437             $503               $403             $536

LUCKY FRIDAY UNIT
Tons of ore milled                                 56,598           43,004            139,359          117,022
Ore grade milled - Silver (oz./ton)                 10.30            10.72              10.16            10.73
Silver produced (oz.)                             591,771          449,791          1,409,556        1,201,266
Lead produced (tons)                                5,806            4,241             15,804           12,492
Zinc produced (tons)                                1,031              722              2,807            2,118
Average cost per ounce of silver produced:
  Cash operating costs                              $3.37            $4.57              $4.07            $4.73
  Total cash costs                                  $3.37            $4.57              $4.07            $4.73
  Total production costs                            $4.55            $5.71              $5.30            $5.95

                                       (cont.)

                                  HECLA MINING COMPANY
                                 Production Data (cont.)

                                                  Third Quarter Ended                  Nine Months Ended
                                             -----------------------------      -----------------------------
                                             Sept. 30, 1996 Sept. 30, 1995      Sept. 30, 1996 Sept. 30, 1995
                                             -------------- --------------      -------------- --------------
GREENS CREEK (3) (Reflects Hecla's 29.73% share)
Tons of ore milled                                 12,157              - -             12,157             - -
Ore grade milled - Silver (oz./ton)                 20.50              - -              20.50             - -
Silver produced (oz.)                             144,609              - -            144,609             - -
Gold produced (oz.)                                   320              - -                320             - -
Lead produced (tons)                                  260              - -                260             - -
Zinc produced (tons)                                  567              - -                567             - -

OTHER
Gold produced (oz.)                                   994            1,638              3,168           7,840
Silver produced (oz.)                                 578              547              2,708          17,092


(1)On September 5, 1996, Hecla announced that operations at the American Girl Joint Venture gold mine will be suspended effective November 4, 1996. During the third quarter, Hecla recorded an approximate $7.6 million write-down of the carrying value of the property, and a closure cost accrual totaling approximately $0.3 million.

(2)The ownership percentage of the Grouse Creek mine has increased to 81.05% as of September 30, 1996, compared to 80.00% at September 30, 1995. Hecla announced plans to suspend operations at the Grouse Creek mine next year. The mine will be placed on a care-and-maintenance status. The company recorded adjustments in the third quarter of 1996 for holding costs, reclamation and final closure expenses of $22.5 million and reduction in carrying value totaling $5.3 million.

(3)The Greens Creek mine recommenced operations on  July 29, 1996, on a start-up
basis; as  such, no cost  per ounce amounts  are reported.   Full production  is
expected by January 1997.